Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Pei Du

Youdao, Inc.

Tel: +86-10-8255-8907

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2020 Unaudited Financial Results

Hangzhou, China – May 19, 2020 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

●	Total net revenues were RMB541.4 million (US$76.5 million), a 139.8% increase from the same period in 2019.

o	Net revenues from learning services and products were RMB442.1 million (US$62.4million), a 226.4% increase from the same period in 2019.

o	Net revenues from online marketing services were RMB99.3 million (US$14.0 million), a 9.9% increase from the same period in 2019.

●	Gross billings of online courses[1] increased 286.8% year-over-year to RMB518.6 million (US$73.2 million) and gross billings of Youdao Premium Courses[2] increased 311.9% year-over-year to RMB446.2 million (US$63.0 million).

●	Gross margin was 43.5%, compared with 23.4% for the same period in 2019.

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

●	Deferred revenue from online courses was RMB549.3 million (US$77.6 million), compared with RMB407.9 million as of December 31, 2019.

First Quarter 2020 Key Operating and Financial Data

	For the three months ended March 31
(in millions, RMB)	2019	2020	% of Change
Gross billings of online courses	134.1	518.6	286.8%
Gross billings of Youdao Premium Courses	108.3	446.2	311.9%
Paid student enrollments of Youdao Premium Courses (in thousands) K-12 paid student enrollments Adult paid student enrollments	172.8 33.3 139.5	275.6 152.8 122.8	59.5% 358.7% (11.9)%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	627	1,619	158.2%

“The recent Coronavirus outbreak concerns us all,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. “Our top priority is the safety of our employees and our social responsibility to the communities we serve. In an already rapidly growing market, the pandemic has accelerated demand for online learning.”

“Our first quarter was well executed. Gross billings of online courses increased by 287% year-over-year to RMB519 million, and gross margin for our learning services reached 52%, up from 30% in the prior period. We also achieved positive operating cash flow of nearly RMB50 million. With high quality differentiated products and services, we are well positioned to support our growth over the near- and long-term,” concluded Dr. Zhou.

First Quarter 2020 Financial Results

Net Revenues

Net revenues for the first quarter of 2020 were RMB541.4 million (US$76.5 million), a 139.8% increase from RMB225.7 million for the same period of 2019.

Net revenues from learning services and products were RMB442.1 million (US$62.4 million) for the first quarter of 2020, a 226.4% increase from RMB135.5 million for the same period of 2019. The growth from learning services was primarily attributable to the increased revenues generated from online courses, which were further driven by strong growth in both K-12 paid student enrollments and gross billing per paid student enrollments of Youdao Premium Courses on a year-over-year basis. K-12 paid student enrollments increased by 358.7% year-over-year to 152,800 in the first quarter of 2020. The gross billings per paid student enrollments of Youdao Premium Courses increased by 158.2% year-over-year to RMB1,619 in the first quarter of 2020. In addition, revenue generated from Youdao’s intelligent learning products increased by 188.7% year-over-year in the first quarter of 2020, mainly driven by a significant increase in sales volume of Youdao Dictionary Pen launched in August 2019.

Net revenues from online marketing services were RMB99.3 million (US$14.0 million) for the first quarter of 2020, a 9.9% increase from RMB90.3 million for the same period in 2019.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2020 was RMB235.7 million (US$33.3 million), a 345.6% increase from RMB52.9 million for the same period of 2019. Gross margin increased to 43.5% for the first quarter of 2020 from 23.4% for the same period of 2019.

Gross margin for learning services and products increased to 48.7% for the first quarter of 2020 from 18.5% for the same period of 2019, primarily attributable to the significant increase in revenues, improved economies of scale and faculty compensation structure optimization.

Gross margin for online marketing services was 20.5% for the first quarter of 2020, compared with 30.8% for the same period of 2019. The decrease was mainly attributable to more revenue generated from the increased distribution of advertisements through third parties’ internet properties and international markets, which carry a lower gross margin.

Operating Expenses

Total operating expenses for the first quarter of 2020 were RMB411.7 million (US$58.1 million), an increase of 212.0% compared with RMB131.9 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2020 were RMB299.2 million (US$42.2 million), compared with RMB64.0 million for the same period of 2019. This increase was mainly driven by enhanced sales and marketing efforts, as well as increased compensation expenses in relation to the expanded sales and marketing team.

Research and development expenses for the first quarter of 2020 were RMB84.1 million (US$11.9 million), an increase of 53.3% compared with RMB54.9 million for the same period of 2019. The increase was primarily due to increased payroll-related expenses associated with an increased number of course development and technology professionals and share-based compensation expenses charged in the first quarter of 2020.

General and administrative expenses for the first quarter of 2020 increased to RMB28.5 million (US$4.0 million) from RMB13.1 million for the same period of 2019. The increase was mainly attributable to the increased bad debt allowance as well as the payroll-related expenses including share-based compensation expenses charged in the first quarter of 2020.

Loss from Operations

Loss from operations for the first quarter of 2020 was RMB176.0 million (US$24.9 million), compared with RMB79.1 million for the same period in 2019. The margin of loss from operations was 32.5%, compared with 35.0% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the first quarter of 2020 was RMB169.4 million (US$23.9 million), compared with RMB102.0 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the first quarter of 2020 was RMB161.9 million (US$22.9 million), compared with RMB101.2 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the first quarter of 2020 was RMB1.52 (US$0.21), compared with RMB1.11 for the same period of 2019. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB1.45 (US$0.20), compared with RMB1.10 for the same period of 2019.

Balance Sheet

As of March 31, 2020, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB1.7 billion (US$236.8 million), compared with RMB1.6 billion as of December 31, 2019. The increase was primarily resulted from an increased amount of gross billing received from the operation. For the first quarter of 2020, net cash provided by operating activities was RMB49.7 million (US$7.0 million), capital expenditures totaled RMB4.7 million, and depreciation and amortization expenses amounted to RMB3.5 million.

As of March 31, 2020, the Company’s contract liabilities, which mainly consist of deferred revenues generated from our online courses, were RMB603.0 million (US$85.2 million), an increase of 32.0% from RMB456.8 million as of December 31, 2019.

Impact of the Recently Adopted Major Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted the new standard effective January 1, 2020 on a modified retrospective basis and did not restate comparative periods. The impact of new standard was immaterial to the Company.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Tuesday, May 19, 2020 (Beijing/Hong Kong Time: 9:00 a.m., Wednesday, May 20, 2020). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10143297

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 26, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10143297

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	173,328	128,299	18,119
Time deposits	1,325,737	1,225,986	173,142
Short-term investments	121,126	322,463	45,540
Accounts receivable, net	200,675	219,798	31,041
Inventories, net	73,225	65,955	9,315
Amounts due from NetEase Group	14,930	15,485	2,187
Prepayment and other current assets	120,891	118,562	16,745
Total current assets	2,029,912	2,096,548	296,089

Non-current assets:
Property and equipment, net	24,551	25,629	3,620
Operating lease right-of-use assets, net	23,873	22,596	3,191
Other assets, net	8,128	13,246	1,871
Total non-current assets	56,552	61,471	8,682

Total assets	2,086,464	2,158,019	304,771

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payables	62,675	94,987	13,415
Payroll payable	94,488	64,667	9,133
Amounts due to NetEase Group	48,126	67,907	9,590
Contract liabilities	456,805	603,016	85,162
Taxes payable	25,977	16,565	2,339
Accrued liabilities and other payables	192,643	250,444	35,370
Short-term loans from NetEase Group	878,000	878,000	123,997
Total current liabilities	1,758,714	1,975,586	279,006

Non-current liabilities:
Long-term lease liabilities	21,206	20,025	2,828
Other non-current liabilities	5,517	5,157	728
Total non-current liabilities	26,723	25,182	3,556

Total liabilities	1,785,437	2,000,768	282,562

Shareholders' equity:
Youdao's shareholders' equity	300,091	156,373	22,085
Non-controlling interests	936	878	124
Total shareholders' equity	301,027	157,251	22,209

Total liabilities and shareholders' equity	2,086,464	2,158,019	304,771

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0808 on the last trading day of March (March 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	117,039	244,846	388,978	54,934
Online marketing services	90,276	98,519	99,250	14,017
Learning products	18,416	67,067	53,160	7,508
Total net revenues	225,731	410,432	541,388	76,459

Cost of revenues (2):	(172,836)	(288,002)	(305,663)	(43,168)
Gross profit	52,895	122,430	235,725	33,291

Operating expenses:
Sales and marketing expenses (2)	(63,962)	(205,773)	(299,159)	(42,249)
Research and development expenses (2)	(54,866)	(89,254)	(84,099)	(11,877)
General and administrative expenses (2)	(13,117)	(31,433)	(28,463)	(4,020)
Total operating expenses	(131,945)	(326,460)	(411,721)	(58,146)
Loss from operations	(79,050)	(204,030)	(175,996)	(24,855)

Interest (expense)/income, net	(5,937)	(1,736)	123	17
Others, net	(6,157)	2,872	8,576	1,211
Loss before tax	(91,144)	(202,894)	(167,297)	(23,627)

Income tax (expenses)/benefit	(806)	9	(2,185)	(308)
Net loss	(91,950)	(202,885)	(169,482)	(23,935)
Net loss attributable to non-controlling interests shareholders	72	887	58	8
Net loss attributable to the Company	(91,878)	(201,998)	(169,424)	(23,927)
Accretions of convertible redeemable preferred shares to redemption value	(10,103)	(3,684)	—	—
Net loss attributable to ordinary shareholders of the Company	(101,981)	(205,682)	(169,424)	(23,927)

Basic net loss per ADS	(1.11)	(1.95)	(1.52)	(0.21)
Diluted net loss per ADS	(1.11)	(1.95)	(1.52)	(0.21)

Shares used in computing basic net loss per ADS	92,000,000	105,671,559	111,767,756	111,767,756
Shares used in computing diluted net loss per ADS	92,000,000	105,671,559	111,767,756	111,767,756

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0808 on the last trading day of March (March 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:
Cost of revenues	149	2,960	1,168	165
Sales and marketing expenses	741	1,419	911	129
Research and development expenses	(293)	8,371	3,143	444
General and administrative expenses	181	6,826	2,347	331

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD

Net revenues
Learning services and products	135,455	311,913	442,138	62,442
Online marketing services	90,276	98,519	99,250	14,017
Total net revenues	225,731	410,432	541,388	76,459

Cost of revenues
Learning services and products	110,389	220,634	226,777	32,027
Online marketing services	62,447	67,368	78,886	11,141
Total cost of revenues	172,836	288,002	305,663	43,168

Gross margin
Learning services and products	18.5%	29.3%	48.7%	48.7%
Online marketing services	30.8%	31.6%	20.5%	20.5%
Total gross margin	23.4%	29.8%	43.5%	43.5%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD

Net revenues of online courses	98,808	215,946	355,800	50,249
Add: value-added tax	7,589	19,627	21,348	3,015
Add: ending deferred revenue	156,812	407,861	549,317	77,578
Less: beginning deferred revenue	(129,144)	(296,693)	(407,861)	(57,601)
Non-GAAP gross billings of online courses	134,065	346,741	518,604	73,241

Net revenues of Youdao Premium Courses	82,767	164,125	301,525	42,583
Add: value-added tax	6,132	15,906	18,092	2,555
Add: ending deferred revenue	128,538	344,111	470,668	66,471
Less: beginning deferred revenue	(109,105)	(243,128)	(344,111)	(48,598)
Non-GAAP gross billings of Youdao Premium Courses	108,332	281,014	446,174	63,011

Net loss attributable to ordinary shareholders of the Company	(101,981)	(205,682)	(169,424)	(23,927)
Add: share-based compensation	778	19,576	7,569	1,069
Non-GAAP net loss attributable to ordinary shareholders of the Company	(101,203)	(186,106)	(161,855)	(22,858)

Non-GAAP basic net loss per ADS	(1.10)	(1.76)	(1.45)	(0.20)
Non-GAAP diluted net loss per ADS	(1.10)	(1.76)	(1.45)	(0.20)